SICHENZIA ROSS FRIEDMAN FERENCE LLP
1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
TEL 212 930 9700 FAX 212 930 9725 WEB WWW. SRFF.COM

October 12, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Hugh Fuller, Esq.
Mail Stop 4561

Re:	USTelematics, Inc. (the “Company”)
Amendment No. 1 to
Registration Statement on Form 10-SB
File No. 0-52193

Dear Mr. Fuller:

On behalf of the Company, we are hereby enclosing two copies of an amendment to the Company’s registration statement on Form 10-SB (the “Registration Statement”) that was filed on August 18, 2006. One of the copies has been marked to show changes from the initial filing.

By letter dated September 15, 2006, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment. Page references are to the marked version of the Registration Statement.

General

1.
StealthMedia Labs, a 60% owner of your stock, ceased reporting under Section 13(a) of the Exchange Act in 2003. In addition, there appears to be some commonality of executive officers, most notably Messrs. Leventhal and Yaagoub. StealthMedia filed an 8-K in late 2003 stating that: it had insufficient funds to continue reporting; its 2003 Forms 10-QSB were not reviewed by its auditor; and if it failed to raise additional financing then it would resume fully-compliant auditing procedures at a point in the future when it had sufficient cash resources.We are unable to locate any filings since that 8-K. Please advise. Your response should discuss the business activities of StealthMedia from late 2003 to present. Please advise how StealthMedia became a 60% owner of USTelematics stock and explain any other relationships. Advise whether StealthMedia has any plans, arrangements, commitments or understandings with respect to its holdings.

See Annex I attached hereto in response to this comment.

Form 10-SB

Item 1. Description of Business, page 2

History, page 2

2.	Explain the activities of USTelematics from October 2005 through August 2006. See Item 101(a) of Regulation S-B.

The Company has added disclosure in accordance with the Staff’s comment. See page 2 of the Registration Statement.

Business Strategy, page 2

3.	Update the status of your local pilot installation center, which is supposed to become operational in October 2006.

The Company has added disclosure in accordance with the Staff’s comment. See page 2 of the Registration Statement.

Hardware Under Development, page 3

4.	If available, please disclose the expected price ranges of USTelematics proposed product lines.

The Company has added disclosure in accordance with the Staff’s comment. See pages 3, 4 and 5 of the Registration Statement.

In-Car Media Center Computers, page 5

5.
Please disclose the number of computers assembled to date at the Wood Dale facility. Please also discuss the extent to which USTelematics buys subassemblies made elsewhere and assembles them at the facility as opposed to building the computers up from basic components.

The Company has added disclosure in accordance with the Staff’s comment. See page 5 of the Registration Statement.

E-Services Re-selling, page 5

Other Services, page 6

6.	Please add disclosure, if true, that you do not as yet have any agreements with these e-service companies. If there are any agreements, please file them as exhibits by amendment.

The Company has included agreements with Sprint and Verizon Wireless as exhibits in accordance with the Staff’s comment.

Manufacturing & Sourcing, page 6

7.	Please disclose whether or not you have any written agreements with any of the suppliers/contractors named in this discussion. If so, they should be filed as exhibits and their material terms disclosed.

The Company has added disclosure in accordance with the Staff’s comment. See page 6 of the Registration Statement.

Marketing & Sales, page 7

General

8.	For each phase of your marketing and sales plan, outline the timeframe involved, any significant milestones and any required material expenditures.

The Company has added disclosure in accordance with the Staff’s comment. See page 7 and 8 of the Registration Statement.

Phase One; Home Dish Installers & Web Channels, page 7

9.	Identify the entities from whom you have “received commitments for the purchase of approximately 2500 Voyager units.” Are any of these entities purchasing a significant number?

The Company has added disclosure in accordance with the Staff’s comment. See page 7 of the Registration Statement. The Company advises the Staff that the average order is for approximately seven units while none exceed 12 units.

Phase Three: Service Provider Private Label page, 7

10.
Please identify the “major DBS content provider” with whom you have a preliminary agreement for them to supply Voyager under their own private label. Please also disclose the material terms of that agreement as available and file any written forms as exhibits.

The Company has added disclosure in accordance with the Staff’s comment. See page 8 of the Registration Statement

Intellectual Property, page 8

11.
We are unclear whether you currently have a patent as well as a pending patent. Disclosure in certain relationships and footnote 11 to your financial statements suggests that you acquired a patent for 8,000,000 shares in April 2006 while disclosure under this item suggests that you only have a pending patent. Please clarify. Identify the parties from whom you acquired the patent and file all agreements as exhibits, including any assignments of licenses. Explain why this issuance is not listed under Item 4, which relates to Item 701 disclosure. Ensure that your Item 4 disclosure lists all unregistered issuances since inception, including those to founders, executive officers, etc.

The Company advises the Staff that it only has rights in patent applications. It does not own any patents at this time. Clarifying disclosures have been made to the Registration Statement. See pages 10 and 19 and footnote 11 to the financial statements. The Company has also added the disclosure to Item 4 “Recent Sales of Unregistered Securities.” In addition, the Company has filed as an exhibit the generic form of assignment used by each individual. The Company advises the Staff that no other agreements exist with respect to the transfer of the intellectual property.

Reports to Security Holders, page 9

12.
Clarify your reporting requirements once you become subject to reporting requirements of the Exchange Act. Here, or in management’s discussion and analysis, disclose the costs estimated with USTelematics being a reporting company and how you intend to pay for such costs. See also our first comment regarding the reporting issues of Stealth MediaLabs, Inc.

The Company has made revisions in accordance with the Staff’s comments. See page 9 of the Registration Statement.

Item 2. Management’s Discussion and Analysis

Liquidity and Capital Resources, page 15

13.
You raised $1.5 million in April 2006 from a private placement of 10% convertible debentures to 14 accredited investors. Exhibits 10.1 and 10.2 appear to relate to this private placement, however, only one purchaser is listed — Alpha Capital Aktiengesellschaft. Please advise. Axiom Capital Management is listed as a “broker” on the securities purchase agreement; however, we are unable to locate any reference to Axiom Capital in our records. Please advise.

The exhibit page listing the purchaser was a form page. The Company advises the Staff supplementally that the following parties purchased securities in the offering of the Company’s debentures:

Alpha Capital	$250,000
Stanley Raphael Trust	$200,000
Beverly Drost Robb Trust	$25,000
Robert Robb	$25,000
Sy Hoffer Trust	$60,000
Carol Hoffer Trust	$50,000
Murray Chernick	$100,000
Henry & Rosalind Drabin	$250,000
John McGrain	$90,000
Ronald Pickett	$100,000
Howard Tanner	$25,000
David Clark	$100,000
Joel Magerman	$25,000
David Jordon	$200,000
TOTAL	$1,500,000

The Company advises the Staff that it did not know any of these parties prior to December 2005.

The Company has been advised by Axiom Capital Management, Inc. that its CRD# is 26580 and its SEC# is 8-42638.

14.	Please advise as to the nature of the possible $4,000,000 financing disclosed in two sections of your registration statement.

The Company has added disclosure to the Registration Statement to the effect that the financing transaction will be accomplished through a private placement. The Company advises the Staff that the terms of that transaction are currently under negotiation and that more details of that financing transaction are not known at this time.

Item 3. Description of Property

15.	Please file your lease agreement as an exhibit pursuant to Item 601(b)(l0) of Regulation S-B.

The Company has attached the lease as an exhibit in accordance with the Staff’s comment.

Executive Compensation, page 21

16.	As it appears that your fiscal year end was May 31, 2006, please advise why you have not provided all of the information required by Item 402 such as the summary compensation table.

The Company has added a compensation table in accordance with the Staff’s comment.

Item 7. Certain Relationships and Related Transactions, page 21

17.	We note from your financial statements that you made a loan to a related party out of the proceeds of the sale of the convertible notes. Please advise.

The Company advises the staff that the amount involved was too small (approximately $5,000) to require disclosure under Item 7.

18.	Disclose the transaction involving the issuance of 8 million shares for the patent held by your chief executive officer and three others in April 2006.

The Company believes that disclosure was already provided on page 19. Therefore, no further revisions are required to be made in response to this comment.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/

Louis A. Brilleman

ANNEX I

General

1.
StealthMedia Labs, a 60% owner of your stock, ceased reporting under Section 13(a) of the Exchange Act in 2003. In addition, there appears to be some commonality of executive officers, most notably Messrs. Leventhal and Yaagoub. StealthMedia filed an 8-K in late 2003 stating that: it had insufficient funds to continue reporting; its 2003 Forms 10-QSB were not reviewed by its auditor; and if it failed to raise additional financing then it would resume fully-compliant auditing procedures at a point in the future when it had sufficient cash resources.We are unable to locate any filings since that 8-K. Please advise. Your response should discuss the business activities of StealthMedia from late 2003 to present. Please advise how StealthMedia became a 60% owner of USTelematics stock and explain any other relationships. Advise whether StealthMedia has any plans, arrangements, commitments or understandings with respect to its holdings.

StealthMedia Background

Stealth MediaLabs, Inc. (“Stealth Media”) was organized and incorporated in February 1999 under the name Kidstoysplus.com, Inc. That entity operated an online retail business until September 2002. BitzMart, Inc. was incorporated in Colorado on October 31, 2000 for the purpose of developing its digital media property distribution software. On October 30, 2002, a reverse merger transaction was completed under which all outstanding stock of BitzMart was acquired by Kidstoysplus and the name of the entity was changed to Stealth Media. For accounting purposes, BitzMart was deemed to be the surviving entity. Following the reverse merger, Stealth Media filed all its reports required to be filed under the Securities Exchange Act of 1934, as amended (the “34 Act”), until September 30, 2003.

Stealth Media filed its last Current Report on Form 8-K on November 10, 2003. In that report, it disclosed that it would cease to file its 34 Act reports, as a result of insufficient funds. This situation has remained unchanged as of this date. Since making its last filing in November 2003, Stealth Media has not engaged in any business operations other than seeking to raise additional capital, which was not successful.

By letter dated August 3, 2005, the Staff reminded Stealth Media of its reporting obligations. For your reference, a copy of the letter has been attached hereto as Annex A.

By letter dated August 21, 2005, Stealth Media responded to the Staff’s letter. In that letter, it briefly summarized that entity’s history focusing specifically on the 2002 reverse merger. The purpose of that transaction was the creation of a public vehicle that would facilitate the raising of capital required to develop Stealth Media’s business as a proprietary suite of patent-applied for (now patented) software and related technology and services. As explained in the letter, Stealth Media’s controlling stockholders felt that they had been misled by the brokers who had structured the reverse merger in that funds they had committed to raise never reached Stealth Media. As a result, Stealth Media immediately found itself in a constant struggle for capital that lasted until the end of 2003 when it finally depleted the resources required to maintain its costly efforts to comply with the 34 Act reporting requirements. A copy of the August 21 letter has been attached hereto as Annex B for your reference. There was no response from Staff to Stealth Media’s letter.

On December 10, 2005, Stealth Media sent a second letter to the Staff in which it requested a meeting with the Staff to discuss its options in light of its inability to comply with its reporting obligations. That letter also summarized its plans with respect to the development of a new product. That product is the basis of the technology currently owned by USTelematics, Inc. (“USTelematics”) and contained a suggestion to create value for the stockholders of Stealth Media by creating a new entity and spinning it off . That letter and the request for a meeting contained therein went unanswered. A copy of the December 10 letter has been attached hereto as Annex C for your reference.

Organization of the Company

Separately from Stealth Media, Howard Leventhal, Stealth Media’s Chief Executive Officer, and three other individuals, Wayne Openlander, and Greg and Chris Borucki, used their personal resources for the development of the mobile satellite TV technology.

After the failure of Stealth Media, Howard Leventhal, its Chief Executive Officer, resolved to organize USTelematics for the purpose of developing proprietary broadband telecommunications and electronic entertainment products for use in moving vehicles. He planned to organize USTelematics (known originally as Mobilier, Inc.) initially as a subsidiary of Stealth Media and contribute to that subsidiary the intellectual property underlying the products owned by him and the other three inventors. He was not legally required to do so and he could have contributed the intellectual property to his own private entity followed by a capital raise. However, he felt a moral obligation to show his appreciation and provide some value to two of Stealth Media’s stockholders to reward them for their support of him during the time that he was attempting to turn Stealth Media into a viable enterprise. Mr. Leventhal concluded that once he conferred these benefits on these two stockholders, he should provide similar benefits to all of Stealth Media’s stockholders on a pro rata basis.

Stealth Media has spent an aggregate of approximately $7,500 in cash and property from its extremely limited resources to incorporate USTelematics. This amount would not have covered the cost of filing even one Form 10-QSB. By contrast, since inception, USTelematics has raised approximately $1,500,000 in capital from new investors since December 2005. None of these investors were known to Stealth Media or its management prior to December 2005. This shows both USTelematics’ independence from Stealth Media and the investors’ confidence in USTelematics’ prospects. In contrast, despite strong efforts, Stealth Media was unable to raise any further capital. The most common objection raised by prospective investors was the requirement that a significant portion of any funding would be allocated toward the filing of delinquent 34 Act reports. At the present time, USTelematics is advised by Stealth Media management that it has approximately $1,000 of cash on hand.

StealthMedia’s Plans

USTelematics understands that it is the intention of the management of Stealth Media to continue to explore ways to transfer its ownership of USTelematics stock to Stealth Media’s stockholders.

USTelematics has been advised by Stealth Media management that in the event it were able to raise additional capital, Stealth Media would attempt to fully comply with its delinquent 34 Act obligations. At that time, it is likely that it would terminate its registration under the 34 Act by filing a Form 15 after it has caught up with its delinquent reports. USTelematics is not aware of any other plans that Stealth Media may have with respect to its own operations or those of USTelematics.